Exhibit 99.1
CONSULTING AGREEMENT
This Consulting Agreement (this "Agreement"), dated as of January 31, 2017, by and among Elliott Associates, L.P., a Delaware limited partnership ("Elliott Associates"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International", and together with Elliott Associates, "Elliott"), and Larry A. Lawson ("Consultant").
WHEREAS, Elliott desires to retain Consultant to perform certain consulting, advisory and other services more specifically described below for Elliott, and Consultant desires to perform such services for Elliott upon the terms and conditions hereinafter set forth.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
Section.  1.     Retention of Consultant.  Elliott hereby retains Consultant as an advisor and consultant to Elliott and Consultant hereby accepts such retention by Elliott, upon the terms and subject to the conditions of this Agreement.
Section.  2.     Services.  During the Term (as hereinafter defined), Consultant shall provide to Elliott general advisory and professional consulting services (the "Services"), including, but not limited to, in connection with Elliott's nomination of individuals for election to the board of directors of Arconic Inc., a Pennsylvania corporation ("Arconic"), at the 2017 annual meeting of shareholders of Arconic.  The duties required of Consultant will be consistent in level with a person of Consultant's background and experience.  During the Term, Consultant will report directly to Jonathan Pollock.
Section.  3.     Fees.  For performance of the Services, Elliott shall pay Consultant
(a)     a consulting fee of $100,000 per calendar month (the "Fee"), payable on the first day of each calendar month during the Term, commencing February 1, 2017;
(b)     a supplemental fee of $1,000,000 (the "Supplemental Fee"), payable in a lump sum on the date hereof; and
(c)     an additional fee of $3,000,000 (the "Additional Fee"), payable on August 1, 2017 in the event that Consultant is not the chief executive officer of Arconic on or prior to July 31, 2017.
(d)     If on or prior to July 31, 2017, Consultant is the chief executive officer of Arconic, Consultant shall, within fifteen days of becoming the chief executive officer of Arconic, use an amount equal to the net after-tax proceeds to Consultant from the Supplemental Fee to purchase common stock of Arconic on the public market, subject to any applicable trading restrictions imposed by Arconic, in which case Consultant shall use such funds to purchase Arconic common stock within the first fifteen days of trading permitted under applicable Arconic trading restrictions.

Section.  4.     Nature and Relationship.
(a)     Consultant undertakes and shall be responsible to perform the Services as specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement or be enforceable against Consultant.  Consultant shall perform the Services diligently and in a professional and workmanlike manner to meet the results and accomplish the tasks reasonably requested by Elliott.  Consultant agrees to devote the amount of time in performance of the Services as may reasonably be agreed between Consultant and Elliott, provided that the foregoing shall not impair Consultant from performing any services pursuant to the Retirement and Consulting Agreement and General Release, dated June 7, 2016 between Spirit Aerosystems Inc. and Consultant. Consultant may have other business activities and perform services for other entities, provided that they do not materially interfere with the Services.
(b)     Each of Elliott and Consultant acknowledges (i) that Consultant is not acting as an agent of Elliott or in a fiduciary capacity with respect to Elliott and that Consultant is not assuming any duties or obligations to Elliott other than those expressly set forth in this Agreement and (ii) that Elliott is not assuming any duties or obligations to Consultant other than those expressly set forth in this Agreement and the Indemnification Agreement (as defined below).  Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency.  Consultant shall perform all Services under this Agreement as an independent contractor, and nothing contained in this Agreement shall be deemed to create any association, partnership, joint venture, or relationship of principal and agent or master and servant between the parties to this Agreement or any affiliates or subsidiaries thereof.
(c)     Consultant shall not have the power to bind Elliott to any obligation to a third party.
(d)     Consultant shall not have any authority nor responsibility for the management of Elliott, and shall be responsible only for such tasks as are specifically and reasonably assigned to Consultant.
Section.  5.     Business Expenses.  Elliott shall reimburse Consultant, for all reasonable and necessary, documented out-of-pocket expenses incurred by Consultant directly related to Consultant's performance of the Services, including, without limitation, reimbursement for reasonable travel expenses (at least business-class) and legal fees (any such expenses, "Reimbursable Expenses").  Any Reimbursable Expense (or series of related Reimbursable Expenses) to be incurred by Consultant in an amount over $25,000 must be pre-approved in writing by Elliott, which approval will not be unreasonably withheld, conditioned or delayed.
Section.  6.     Taxes.  Consultant shall duly and timely comply with all applicable laws relating to the collection or withholding and reporting and remittance of any and all federal, state or local taxes, charges or fees (the "Taxes") resulting from the receipt of the Fee hereunder and any other benefits provided to him by Elliott.  Elliott shall not withhold Taxes on behalf of Consultant.

Section.  7.     Term and Termination.
(a)     Term and Termination.  The engagement of Consultant hereunder shall commence on the date hereof and shall expire on May 31, 2017; provided that (i) Consultant may terminate this Agreement immediately upon written notice to Elliott, (ii) following May 31, 2017 and payment of the Additional Fee, Elliott may terminate this Agreement immediately upon written notice to Consultant and (iii) unless written notice of non-renewal is provided prior to the expiration of the then effective Term (upon which notice the Term shall expire at its then scheduled conclusion), this Agreement shall automatically extend for successive periods of three calendar months.  For purposes hereof, "Term" shall mean the period of time starting on (and including) date hereof until (and including) the date of termination.
(b)     Payments upon Termination.  Upon the termination of this Agreement for any reason, Elliott will promptly pay to Consultant the Supplemental Fee if not yet paid, the Additional Fee if due and not yet paid and any accrued and unpaid Fees owed to Consultant for Services rendered prior to the termination of this Agreement, and reimburse Consultant for any Reimbursable Expenses not theretofore reimbursed.
(c)     Survival.  Sections 7 through 21 hereof shall survive the expiration or termination of this Agreement.  Section 3(c) shall survive termination or non-renewal of this Agreement by Elliott at any time or by Consultant on or after July 31, 2017.
Section.  8.     Indemnification.  Elliott agrees to indemnify Consultant as set forth in that certain Indemnification Agreement (the "Indemnification Agreement"), by and between Elliott and Consultant, dated as of the date hereof.
Section.  9.     Non-Disclosure; Non-Use.
(a)     Consultant acknowledges and agrees to hold in strict confidence and not use or disclose to third parties any and all information Consultant receives from or on behalf of Elliott or any of its agents or representatives or information developed by Consultant based upon such information (collectively, "Confidential Information") , except for (a) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Consultant, (b) information which Consultant learns from a third party (other than Elliott or its agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Elliott or its agents or representatives or (c) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (c), Consultant hereby agrees to notify Elliott promptly so that Elliott may seek a protective order or other appropriate remedy or, in Elliott's sole discretion, waive compliance with the terms of this Section 9; provided, further, that in the event that no such protective order or other remedy is obtained, or that Elliott waives compliance with the terms of this Section 9, Consultant further agrees to furnish only that portion of the Confidential Information which Consultant is advised by counsel is legally required and will cooperate with Elliott's efforts, to obtain assurance that confidential treatment will be accorded to the Confidential Information.

(b)     Consultant agrees that he will use all Confidential Information solely for the purpose of fulfilling his obligations and responsibilities hereunder, and will not use any such Confidential Information for any other purpose whatsoever.  Following the expiration or termination of this Agreement, Consultant shall not use, directly or indirectly, any Confidential Information.
(c)     To the extent  Consultant receives any confidential information or trade secrets of any third party which is provided to Elliott on the condition that Elliott shall treat such information confidentially, then Consultant shall safeguard such confidential information and trade secrets in a manner consistent with Elliott's obligations to such third party, but in any event shall safeguard the confidentiality of such information in a manner no less favorable than he is obligated to do in order to protect Elliott's Confidential Information.
Section.  10.     Representations and Warranties of the Parties.  Each party hereby represents and warrants to the other party that:
(a)     Enforceability.  This Agreement constitutes a legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.
(b)     Capacity.  Elliott represents and warrants to Consultant that it is an entity duly organized and validly existing under the laws of its jurisdiction of formation, and has all requisite power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to carry out the transactions contemplated hereby. Consultant represents and warrants to Elliott that he has the legal capacity to execute and deliver this Agreement, to perform such his obligations hereunder and to carry out the transactions contemplated hereby.
Section.  11.     Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party, if to Elliott, to:
Elliott Associates, L.P.
40 West 57th Street
New York, New York 10019
Attn:  Dave Miller, Austin Camporin, and Adam Katz
Fax:  (212) 586-9429
 Email:  dmiller@elliottmgmt.com; acamporin@elliottmgmt.com; akatz@elliottmgmt.com with a copy to (which copy shall not constitute notice hereunder):
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attn:  Maurice M. Lefkort, Esq. and Michael A. Schwartz, Esq.
Fax:  (212) 728-8111
 Email:  mlefkort@willkie.com; mschwartz@willkie.com

if to Consultant, to:
Larry A. Lawson
100 Beach Road
Jupiter, FL 33469
 email: llawson333@gmail.com

with a copy to (which copy shall not constitute notice hereunder):
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
Attn:  Richard M. Brand, Joshua A. Apfelroth, and Gillian Emmett Moldowan
Fax:  (212) 504-6666
 Email:  richard.brand@cwt.com; joshua.apfelroth@cwt.com; gillian.moldowan@cwt.com or such other mailing address, telecopy number or email address as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 11.  Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 11.
Section.  12.     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.
Section.  13.     Code Section 409A. It is the intent of the parties that this Agreement not violate any applicable provision of, or result in any additional tax, interest or penalty under, Section 409A of the Internal Revenue Code ("Section 409A"), and that to the extent any provisions of this Agreement do not comply with or are not exempt from Section 409A, the parties will make such changes as are mutually agreed upon in order to comply with or obtain an exemption from Section 409A. Any reimbursement to Consultant pursuant to this Agreement will be made reasonably promptly following Consultant's submission of a request for reimbursement and in any event not later than the last day of the calendar year after the calendar year in which the expenses are incurred, and any reimbursement in a taxable year of Consultant will not affect any reimbursement in another taxable year of Consultant nor be subject to liquidation or exchange for another benefit. Any series of payments will be considered separate payments for the purposes of Section 409A. For purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute nonqualified deferred compensation under Section 409A upon or following a termination of services or the end of the Term, no such event will be deemed to have occurred unless such termination or end of the Consulting Period is also a "separation from service" within the meaning of Section 409A. Any payment or reimbursement for taxes shall be paid to Consultant promptly after such obligation is incurred, but in no event later than the end of the calendar year next following the calendar year in which the tax is paid by Consultant. In addition, in the event Consultant incurs expenses due to a tax audit or litigation addressing the existence or amount of a tax liability covered under the indemnity provisions of the Indemnification Agreement, Elliott shall promptly reimburse Consultant after such amounts are incurred, but in no event later than end of the calendar year next following the calendar year in which the taxes that are subject to the audit or investigation are remitted by Consultant to the taxing authority, or if, as a result of such audit or investigation no taxes are remitted, not later than the end of the calendar year following the calendar year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation.

Section.  14.     Waiver of Breach.  Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition.  No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.
Section.  15.     Entire Agreement; Amendments.  This Agreement and the Indemnification Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements or understandings between the parties with respect thereto.  This Agreement may be amended only by an agreement in writing signed by the parties.
Section.  16.     Assignment.  This Agreement is personal in its nature and Consultant shall not assign or transfer this Agreement or any rights or obligations hereunder.  Elliott may assign this Agreement to any affiliate of Elliott, without the consent of Consultant, provided that Elliott shall guarantee any payments due hereunder.  This Agreement is binding upon, inures to the benefit of and is enforceable by the parties and their respective successors and permitted assigns.
Section.  17.     Headings.  The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.  Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine or the neuter gender shall include the masculine, the feminine and the neuter.
Section.  18.     Counterparts.  This Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.
Section.  19.     Severability.  It is the intention of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under applicable law.  Accordingly, if any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section.  20.     Jurisdiction,  Remedies Etc.
(a)     Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if such court lacks jurisdiction, the Supreme Court of the State of New York in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement.  Each of the parties hereto hereby irrevocably and unconditionally agrees that jurisdiction and venue in such courts would be proper, and hereby waive any objection that such courts are an improper or inconvenient forum.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related agreement in any such courts.  Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
(b)     EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY RELATED AGREEMENT.
Section.  21.     Mutual Drafting.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
ELLIOTT ASSOCIATES, L.P.

By:      Elliott Capital Advisors, L.P., its
            General Partner

By:      Braxton Associates, Inc., its General
            Partner

By:  /s/ Elliot Greenberg
Name:     Elliot Greenberg
Title:       Vice President

ELLIOTT INTERNATIONAL, L.P.

By:      Elliott International Capital Advisors Inc.,
            as Attorney-in-Fact

By:  /s/ Elliot Greenberg
Name:     Elliot Greenberg
Title:       Vice President
/s/ Larry A. Lawson
Name:  Larry A. Lawson